UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
 under the Securities Exchange Act of 1934

For the month of January, 2016
Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE)
(Exact name of registrant as specified in its charter)*
DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)
(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40
1070 BRUSSELS, BELGIUM
 (Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English. Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

In contemplation of the incorporation by reference of this report on Form 6-K into the registration statement on Form F-4 filed by Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”)  with the U.S. Securities and Exchange Commission (the “SEC”) on January 22, 2016, Delhaize Group NV/SA (“Delhaize”) is furnishing to the SEC on this Form 6-K a version of Delhaize’s press release containing unaudited fourth quarter and full year 2015 revenues in order to remove certain non-GAAP financial information and include additional information required to satisfy the SEC’s financial reporting requirements for the use of non-GAAP information in registration statements filed with the SEC.  This Form 6-K does not amend the Form 6-K furnished to the SEC by Delhaize on January 25, 2016, which remains as originally furnished to the SEC.

INCORPORATION BY REFERENCE

This report on Form 6-K (and the exhibit herein) are incorporated by reference into the registration statement on Form F-4 (Registration No. 333-209098) filed by Koninklijke Ahold N.V.

Exhibit Index
Exhibit	Description

Exhibit 99.1	Delhaize Group press release containing unaudited fourth quarter and full year 2015 revenues

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: January 27, 2016	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President